EXHIBIT 21.1

SUBSIDIARIES OF

22nd CENTURY GROUP, INC.

NAME	STATE OF FORMATION	PERCENTAGE OWNERSHIP

22nd Century Limited, LLC	Delaware	100%
Goodrich Tobacco Company, LLC	Delaware	100%
Heracles Pharmaceuticals, LLC	Delaware	100%
NASCO Products, LLC	North Carolina	100%
Botanical Genetics, LLC	Delaware	100%
22nd Century Group Europe B.V.	Amsterdam	100%
22nd Century Group Canada, Inc.	Canada	100%
22nd Century Holdings, LLC	Delaware	100%
Golden Acquisition Sub, LLC	Delaware	100%
ESI Holdings, LLC	Nevada	100%
PTB Investment Holdings, LLC	Nevada	100%
GV Farm Services, LLC	Oregon	100%
Evergreen State Holdings, LLC	Oregon	100%
Oregon Custom Supply, LLC	Oregon	100%
Central Oregon Processing, LLC	Oregon	100%
Prineville Solutions, LLC	Oregon	100%
GVBiopharma UK Ltd.	England and Wales	100%
RX Pharmatech Ltd.	England and Wales	100%
GV Property Development, LLC	Oregon	20%
Moonstruck Nevada	Nevada	49%